Exhibit 99.1
Notice to ASX/LSE

Rio Tinto unveils new Executive team

28 January 2021

Rio Tinto will increase its focus on operational excellence and project development, strengthening the company’s ESG credentials, and rebuilding trust, particularly in Australia, under a new organisational structure. This approach will be underpinned by the safe operation of our world-class assets, continued disciplined capital allocation, and a strong balance sheet.

To achieve these goals, Rio Tinto Chief Executive Jakob Stausholm has appointed a permanent Chief Executive of Rio Tinto’s Iron Ore business, created a Chief Operating Officer (COO) role, and added a Chief Executive Australia to his leadership team. Simon Trott, currently Chief Commercial Officer, will become Iron Ore Chief Executive; Copper & Diamonds Chief Executive Arnaud Soirat will become Group COO; and Kellie Parker, now Managing Director Pacific Operations Aluminium, will join the Executive Committee (ExCo) as Chief Executive Australia.

Jakob Stausholm said: “While Rio Tinto continues to deliver strong safety and operational performance, despite the ongoing challenges of COVID-19, there are improvements we can achieve across the business to make Rio Tinto more resilient, and an even stronger performer and employer. I want to re-establish Rio Tinto as a trusted partner for host communities, governments and other stakeholders.

“Now the work starts for ExCo, with a full agenda ahead of us and a determination to become a strong team. I am confident that together we can unleash Rio Tinto’s full potential.”

Rio Tinto will retain four product groups – Aluminium, Copper, Iron Ore, and Minerals, which will now also include the Diamonds business. In addition to Simon Trott’s appointment, Ivan Vella, currently Interim Iron Ore Chief Executive, will become Aluminium Chief Executive; Energy & Minerals Chief Executive Bold Baatar will become Copper Chief Executive; and Sinead Kaufman, currently Managing Director Operations Copper & Diamonds, will join ExCo as Minerals Chief Executive.

As COO, Arnaud Soirat will use his extensive operational experience to drive company-wide improvements in the Rio Tinto production system during a fixed 18-month term.

The product groups will continue to be supported by the Safety, Technical and Projects Group, run by Mark Davies, which includes the recently established Communities & Social Performance function.

In her role as Chief Executive Australia, Kellie Parker will focus on rebuilding trust and strengthening external relationships across Australia.

Aluminium Chief Executive Alf Barrios will become Chief Commercial Officer, leading the drive to deliver additional value from mine to market.

Vera Kirikova, Chief People Officer, has decided to leave the company. James Martin, currently a partner at Egon Zehnder, will join Rio Tinto as Chief People Officer with effect from 6 April 2021. James has a strong track record of supporting businesses in leadership development, cultural change and team effectiveness, having worked with clients across multiple sectors.

Peter Toth remains as Group Executive, Strategy and Development, including climate change; Barbara Levi remains as Chief Legal Officer & External Affairs; and Peter Cunningham continues as Interim Chief Financial Officer until the recruitment process for a permanent appointment is finalised.
Jakob Stausholm said: “I would like to welcome Kellie, Sinead and James to the executive team. They will bring a new perspective along with strong track records. I would also like to thank Vera for her contribution to Rio Tinto over a number of years.”

The new leadership team, effective by 1 March, is:

Jakob Stausholm, Chief Executive
Bold Baatar, Chief Executive Rio Tinto Copper
Alf Barrios, Chief Commercial Officer
Peter Cunningham, Interim Chief Financial Officer
Mark Davies, Group Executive, Safety, Technical and Projects
Sinead Kaufman, Chief Executive Rio Tinto Minerals
Barbara Levi, Chief Legal Officer & External Affairs
James Martin, Chief People Officer (joins 6 April)
Kellie Parker, Chief Executive Australia
Arnaud Soirat, Chief Operating Officer
Peter Toth, Group Executive, Strategy and Development
Simon Trott, Chief Executive Rio Tinto Iron Ore
Ivan Vella, Chief Executive Rio Tinto Aluminium

Notes to editors:

Biographies for leadership team members:

Jakob Stausholm, Chief Executive
Nationality: Danish
Location: London
Jakob joined Rio Tinto in 2018 as Executive Director and Chief Financial Officer. Before joining Rio Tinto, he had been Chief Strategy, Finance and Transformation Officer for the Maersk Group and Group Chief Financial Officer for ISS A/S. Before that, he worked for Shell for almost 20 years across Europe, Latin America and Asia-Pacific, with roles including Vice President, Finance for Asia-Pacific, and chief internal auditor.

Bold Baatar, Chief Executive Rio Tinto Copper
Nationality: Mongolian
Location: London
Bold has been Chief Executive Energy and Minerals since 2016, having joined Rio Tinto as President of Copper, International Operations in May 2013. He had previously held executive positions with a diversified investment management business, a gold mining company in Mongolia and as an investment banker with JP Morgan.

Alf Barrios, Chief Commercial Officer
Nationality: Spanish and USA
Location: Singapore
Alf joined Rio Tinto as Chief Executive Rio Tinto Aluminium in 2014. Prior to then, he held various leadership positions at BP, including Executive Director and Executive Vice President, Downstream at TNK-BP where he was responsible for the refining, trading, supply, logistics and marketing business. He also held the position of President and CEO Spain & Portugal.

Peter Cunningham, Interim Chief Financial Officer
Nationality: British
Location: London
Peter became Interim Chief Financial Officer in January 2021. Before this, he was Group Controller, with responsibility for Group financial reporting and business evaluation. He has been with Rio Tinto for 27 years and held senior leadership roles, including Head of Health, Safety, Environment and Communities; Head of Energy and Climate Strategy; and Head of Investor Relations.

Mark Davies, Group Executive, Safety, Technical and Projects
Nationality: Australian
Location: Brisbane
Mark was appointed to his current role in July 2020. He joined Rio Tinto in 1995 as a senior mechanical engineer and has worked in various operational and functional leadership roles, including chief commercial officer and interim CEO for the Iron and Titanium business unit, head of Group Risk and most recently, vice president, Global Procurement.

Sinead Kaufman, Chief Executive Rio Tinto Minerals
Nationality: Irish and Australian
Location: London
Sinead has been Managing Director Operations, Copper & Diamonds, since 2018. She joined Rio Tinto in 1997 and has held senior leadership and operational roles across Aluminium, Copper & Diamonds, Energy & Minerals, and Iron ore. Sinead originally joined Rio Tinto as a Geologist.

Barbara Levi, Chief Legal Officer & External Affairs
Nationality: Italian
Location: London
Barbara joined Rio Tinto in January 2020 as Group General Counsel. She has over 20 years’ experience in senior legal roles across Europe and in the US, including Group Legal Head, M&A and Strategic Transactions for Novartis, and General Counsel, Sandoz.

James Martin, Chief People Officer
Nationality: British
Location: London
James will join Rio Tinto on 6 April. He has been a partner at Egon Zehnder for 14 years, leading a range of global practices. He specialises in coaching individuals and teams as well as talent management and leadership development. Prior roles included senior equity research roles at Credit Suisse First Boston and ABN AMRO. He began his career as a pilot in the UK’s Royal Air Force.

Kellie Parker, Chief Executive Australia
Nationality: Australian
Location: Melbourne
Kellie has been Managing Director, Pacific Operations, Aluminium since September 2018. She joined Rio Tinto in 2001 and has held a number of safety, operational and leadership roles across both the Iron Ore and Aluminium businesses.

Arnaud Soirat, Chief Operating Officer
Nationality: French
Location: London
Arnaud was appointed Chief Executive, Copper & Diamonds in 2016. He joined the Aluminium business of Rio Tinto in 2010 and held various senior roles. Prior to this, he had 25 years’ experience in commercial and operations roles in the metals and mining industry including at Alcoa and Pechiney in Australia and Europe.

Peter Toth, Group Executive, Strategy and Development
Nationality: Hungarian and Australian
Location: London
Peter was appointed in 2020 having previously been Head of Corporate Development, responsible for corporate strategy and business development. Before joining Rio Tinto in 2014, he gained over 25 years’ experience working in the resources industry around the world, including senior commercial roles with BHP and chief executive of ASX-listed OM Holdings Ltd.

Simon Trott, Chief Executive Rio Tinto Iron Ore
Nationality: Australian
Location: Perth
Simon was appointed Chief Commercial Office in 2018, responsible for our global marketing, procurement, marine and logistics. Since joining Rio Tinto in 2000, he has held a variety of operating, commercial and business development roles across a number of commodities, including Managing Director of businesses such as Salt, Uranium, Borates and Diamonds.

Ivan Vella, Chief Executive Rio Tinto Aluminium
Nationality: Australian
Location: Montreal
Ivan has been the Interim Chief Executive Iron Ore since September 2020. Prior to this, he was Managing Director Rail Port & Core Services, Iron Ore, for four years. He joined Rio Tinto in 2003 and has held various senior positions including COO for Coal and COO Oyu Tolgoi. Before then he worked for Deloitte Consulting.

Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.